SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20594


                              SCHEDULE 13G

               Under the Securities Exchange Act of 1934


                           (Amendment No. )*



                          Nortel Inversora S.A.

                             (Name of Issuer)

    American Depositary Shares representing Series B Preferred Shares

                      (Title of Class of Securities)

                                656567401

                              (CUSIP Number)


Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1: and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Capital International, Inc.
     95-4154361

 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     The persons making this filing are affiliated entities;       (a)
     however, they disclaim membership in a group for all
     purposes other than making this joint filing.                 (b)

 3   SEC USE ONLY




 4   CITIZENSHIP OR PLACE OF ORGANIZATION

     California


              5   SOLE VOTING POWER

                  24,113


              6   SHARED VOTING POWER
 NUMBER OF
   SHARES
                  NONE
BENEFICIALL
 Y OWNED BY
              7   SOLE DISPOSITIVE POWER
    EACH
 REPORTING
                  109,720
PERSON WITH


              8   SHARED DISPOSITIVE POWER

                  NONE


 9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     109,720   Beneficial ownership disclaimed pursuant to Rule 13d-4


 10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*




 11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     7.5%


 12  TYPE OF REPORTING PERSON*

     IA


                  *SEE INSTRUCTION BEFORE FILLING OUT!

 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Emerging Markets Growth Fund, Inc.
     95-4026510

 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     The persons making this filing are affiliated entities;       (a)
     however, they disclaim membership in a group for all
     purposes other than making this joint filing.                 (b)

 3   SEC USE ONLY




 4   CITIZENSHIP OR PLACE OF ORGANIZATION

     Maryland


              5   SOLE VOTING POWER

                  85,607


              6   SHARED VOTING POWER
 NUMBER OF
   SHARES
                  NONE
BENEFICIALL
 Y OWNED BY
              7   SOLE DISPOSITIVE POWER
    EACH
 REPORTING
                  NONE
PERSON WITH


              8   SHARED DISPOSITIVE POWER

                  NONE


 9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     85,607


 10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*




 11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     5.8%


 12  TYPE OF REPORTING PERSON*

     IV


                  *SEE INSTRUCTION BEFORE FILLING OUT!

                   SECURITIES AND EXCHANGE COMMISSION
                          Washington, DC 20549

                              Schedule 13G
               Under the Securities Exchange Act of 1934


Amendment No.

Item 1(a)   Name of Issuer:
       Nortel Inversora S.A.

Item 1(b)   Address of Issuer's Principal Executive Offices:
       Alicia Moreau de Justo 50
       Piso 11
       1107 - Buenos Aires
       Argentina

Item 2(a)   Name of Person(s) Filing:
       Capital International, Inc. and Emerging Markets Growth Fund,
       Inc.

Item 2(b)   Address of Principal Business Office:
       11100 Santa Monica Boulevard
       Los Angeles, CA  90025

Item 2(c)   Citizenship:   N/A

Item 2(d)   Title of Class of Securities:
       American Depositary Shares representing Series B Preferred Shares

Item 2(e)   CUSIP Number:
       656567401

Item 3   The person(s) filing is(are):

       (d)   [X]   Investment Company registered under Section 8 of the
            Investment Company Act.
       (e)    [X]   Investment Adviser registered under Section 203 of
            the Investment Advisers Act of 1940.

Item 4   Ownership

       The persons making this filing are affiliated entities; however, they disclaim membership in a group for all purposes other than making this joint filing.

       Emerging Markets Growth Fund, Inc. , an investment company registered under the Investment Company Act of 1940, which is advised by Capital International, Inc., is the beneficial owner of 85,607 shares or 5.8% of the Series B Preferred Shares believed to be outstanding.

       Capital International, Inc., an investment adviser registered under Section 203 of the Investment Advisers Act of 1940 is deemed to be the beneficial owner of 109,720 shares or 7.5% of the Series B Preferred believed to be outstanding as a result of acting as investment adviser to various investment companies and institutional accounts.

       All of the shares reported are held in the form of American Depositary Shares, which each represent .05 Series B Preferred Shares.

Item 5   Ownership of 5% or Less of a Class: [ ]

Item 6   Ownership of More than 5% on Behalf of Another Person: N/A

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding
       Company: N/A

Item 8   Identification and Classification of Members of the Group:

       1.
          Capital International, Inc. serves as investment adviser to Emerging Markets Growth Fund, Inc. , an investment company registered under the Investment Company Act of 1940.

       2.
          Capital International Research and Management, Inc. dba
          Capital International, Inc. is an Investment Adviser registered under Section 203 of the Investment Adviser Act of 1940 and is a wholly owned subsidiary of Capital Group
          International, Inc. which is a wholly owned subsidiary of The Capital Group Companies, Inc.


Item 9   Notice of Dissolution of the Group:  N/A

Item 10   Certification

       By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

   Signature

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



        Date:          February 8, 1999 (For the period ended
                       December 31, 1998)


        Signature:     *David I. Fisher

        Name/Title:    David I. Fisher, Vice Chairman

                       Emerging Markets Growth Fund, Inc.

        Date:          February 8, 1999 (For the period ended
                       December 31, 1998)


        Signature:     *David I. Fisher

        Name/Title:    David I. Fisher, Vice Chairman

                       Capital International, Inc.




        *By

               Michael J. Downer
               Attorney-in-fact

               Signed pursuant to a Power of Attorney dated January 29, 1999 included as an Exhibit to Schedule 13G filed with the Securities and Exchange Commission by Capital
               Guardian Trust Company on February 8, 1999 with respect to Acclaim Entertainment, Inc.

                               AGREEMENT

                            Los Angeles, CA
                            February 8, 1999

  Emerging Markets Growth Fund, Inc.  ("EMGF") and Capital
International, Inc. ("CII") hereby agree to file a joint statement on
Schedule 13G under the Securities Exchange Act of 1934 (the "Act") in connection with their beneficial ownership of American Depositary Shares issued by Nortel Inversora S.A.

  EMGF and CII state that they are each entitled to individually use
Schedule 13G pursuant to Rule 13d-1(c) of the Act.

  EMGF and CII are each responsible for the timely filing of the statement and any amendments thereto, and for the completeness and accuracy of the information concerning each of them contained therein but are not responsible for the completeness or accuracy of the information concerning the others.



                 EMERGING MARKETS GROWTH FUND, INC.

                 BY:              *David I. Fisher

                                   David I. Fisher, Vice Chairman
                                   Emerging Markets Growth Fund,
                                   Inc.


                 CAPITAL INTERNATIONAL, INC.

                 BY:              *David I. Fisher

                                   David I. Fisher, Vice Chairman
                                   Capital International, Inc.


*By

     Michael J. Downer
     Attorney-in-fact

     Signed pursuant to a Power of Attorney dated January 29, 1999 included as an Exhibit to Schedule 13G filed with the Securities and Exchange Commission by Capital Guardian Trust Company on February 8, 1999 with respect to Acclaim Entertainment, Inc.